Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

February 21, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 21, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Valkyrie ETF Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of Beneficial Interest
of
Valkyrie Bitcoin Futures Leveraged Strategy ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,